

Mail Stop 3628

April 8, 2009

By Facsimile and U.S. Mail

Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121

>   **Re: Penwest Pharmaceuticals Co.**
>   **Preliminary Proxy Statement on Schedule 14A filed March 30, 2009**
>   **Filed by Tang Capital Management, LLC et al.**
>   **File No. 001-34267**

Dear Mr. Tang:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that you and your fellow participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that reliance on Rule 14a-5(c) before Penwest Pharmaceuticals Co. distributes this information to its security holders would be inappropriate. If you

determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you and your fellow participants must undertake to provide any omitted information to security holders in the form of a proxy statement. Please advise us as to your intent in this regard.

2. In an appropriate location, please revise to briefly describe your legal basis for amending the company's bylaws by stockholder action. Please refer to state law and the company's bylaws and charter in your analysis.

3. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following example of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

    - On page 10: "The Company presently has multiple defensive measures in place that serve only to entrench the Board and allow it to act without regard for shareholder interests."

    Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above example is not intended to be exhaustive.

Proposal 1 – Election of Directors, page 7

4. Please provide additional information concerning Dr. Andrew Levin's business experience during the past five years, pursuant to Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation S-K. Specifically, please describe Dr. Levin's experience, if any, prior to July 2007.

Proposal 2 – Amendment and Restatement of Section 2.1 of the Bylaws, page 11

5. Please revise to state the reasons for and the general effect of this proposed amendment. Refer to Item 19 of Schedule 14A.

Proposal 4 – Approval of Shareholder Resolution . . ., page 12

6. Please briefly describe what Opana ER is and describe the royalty agreement. Please also revise to describe the reasons for this proposal. Refer to Item 19 of Schedule 14A.

Information Contained in the Company's Proxy Statement, page 13

7. Please note that the participants in your proxy solicitation are responsible for the accuracy and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in this section.

Annex A – Information Regarding the Participants in the Solicitation, page 16

8. Please revise to state the percentage of common stock that is beneficially owned by you personally, and not simply that owned by Tang Capital Partners, LP. Refer to Item 6(d) of Schedule 14A and corresponding Item 403(a) of Regulation S-K.

Form of Proxy

9. We note you state that the proxy will be valid until the sooner of one year from the date indicated or the completion of the Annual Meeting. Please revise this statement to comply with Rule 14a-4(d)(3) which states that no proxy shall confer authority "to vote with respect to more than one meeting."

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

▪ the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Scot Foley at (202) 551-3383 or to me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions